Exhibit (12)

PITNEY BOWES INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (1)

(Dollars in thousands)	Three Months Ended September 30,		Nine Months Ended September 30,

	2010	2009	2010	2009

Income from continuing operations before income taxes	$142,944	$167,969	$406,719	$525,684

Add:
Interest expense (2)	51,499	51,219	152,120	158,413
Portion of rents representative of the interest factor	9,594	10,126	29,540	30,207
Amortization of capitalized interest	430	429	1,288	1,287

Income as adjusted	$204,467	$229,743	$589,667	$715,591

Fixed charges:
Interest expense (2)	$51,499	$51,219	$152,120	$158,413
Portion of rents representative of the interest factor	9,594	10,126	29,540	30,207
Noncontrolling interests (preferred stock dividends of subsidiaries), excluding taxes	6,835	7,040	22,210	21,631

Total fixed charges	$67,928	$68,385	$203,870	$210,251

Ratio of earnings to fixed charges	3.01	3.36	2.89	3.40

(1)

The computation of the ratio of earnings to fixed charges has been computed by dividing income from continuing operations before income taxes as adjusted by fixed charges. Included in fixed charges is one-third of rental expense as the representative portion of interest.

(2)	Interest expense includes both financing interest expense and other interest expense.

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